(d)(3)(iii)

March 14, 2014

ING Variable Portfolios, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re:    Expense Limitations

Ladies and Gentlemen:

  By our execution of this letter agreement, intending to be legally bound hereby, ING Investments, LLC (“IIL”), the adviser to ING International Index Portfolio (the “Portfolio”), agrees that IIL shall, from the close of business on March 14, 2014 through May 1, 2016, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio shall be as follows:

Series	Maximum Operating Expense Ratios (as a percentage of average net assets)

	Adviser Class	Class I	Class S	Class S2
ING International Index Portfolio	0.98%	0.48%	0.73%	0.88%

  We are willing to be bound by this letter agreement to lower our fees for the period from the close of business on March 14, 2014 through May 1, 2016. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply, subject to possible recoupment by IIL within three years. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

  Notwithstanding the forgoing, termination or modification of this letter requires approval by the Board of Directors of ING Variable Portfolios, Inc.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

7337 East Doubletree Ranch Road	Tel: 480-477.3000	ING Investments, LLC
Suite 100	Fax: 480.477.2700
Scottsdale, AZ 85258-2034	www.ingfunds.com